UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2010

EXFO Inc.

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On March 19, 2010, EXFO Inc., a Canadian corporation, filed a Material Change Report following the acquisition of NetHawk Oyj pursuant to Canadian legislation. Such legislation also requires the issuer to file the Agreement and the Schedules. This report on Form 6-K sets forth the Material Change Report From, the Agreement and the Schedules relating to EXFO’s filing of its Material Change Report in Canada.

The Material Change Report Form, the Agreement and the Schedules contain material information relating to EXFO and are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: March 19, 2010

FORM 51-102F3
MATERIAL CHANGE REPORT

EXFO Inc. (“EXFO”)

ITEM 1:	Name and Address of Company EXFO Inc. 400 Godin Avenue Quebec, Quebec, G1M 2K2 Canada
ITEM 2:	Date of Material Change March 12, 2010
ITEM 3:
News Release

EXFO issued a press release indicating the material change on March 12, 2010 in Canada on Canada NewsWire and in the United States on New York Metro. A copy of the press release is attached hereto and forms an integral part hereof.

ITEM 4:
Summary of Material Change

EXFO Inc. announced on March 12, 2010 the acquisition of NetHawk Oyj (“NetHawk”), the second-largest provider of 2G, 3G and 4G/LTE protocol analyzers and simulators for wireless network equipment manufacturers (NEMs) and network operators, in an all-cash transaction estimated at €37.3 million for all outstanding shares on a fully diluted basis, or €27.6 million excluding NetHawk’s net cash.

EXFO entered into a purchase agreement to acquire 91% of NetHawk’s outstanding shares and will purchase the remaining shares pursuant to a statutory procedure under the Finnish Companies Act. An additional earn-out, based on sales over the next three years, could raise the total value of the transaction by €8.7 million.

ITEM 5:
Full Description of Material Change

EXFO Inc. announced on March 12, 2010 the acquisition of NetHawk Oyj (“NetHawk”), the second-largest provider of 2G, 3G and 4G/LTE protocol analyzers and simulators for wireless network equipment manufacturers (NEMs) and network operators, in an all-cash transaction estimated at €37.3 million for all outstanding shares on a fully diluted basis, or €27.6 million excluding NetHawk’s net cash.

EXFO entered into a purchase agreement to acquire 91% of NetHawk’s outstanding shares and will purchase the remaining shares pursuant to a statutory procedure under the Finnish Companies Act. An additional earn-out, based on sales over the next three years, could raise the total value of the transaction by €8.7 million.

NetHawk, headquartered in Oulu, Finland, brings to EXFO almost 20 years of wireless expertise and customer relationships. Key products consist of protocol analyzers for protocol development, network deployment, optimization and performance measurement as well as network simulators for load generation, regression and functional testing. Solutions cover a wide range of wireless technologies, namely 2G, 3G and 4G/LTE. It is estimated that NetHawk holds the No. 2 position for both protocol analysis and network simulation in terms of global market share, including a market-leading position in testing high-growth 4G/LTE networks.

NetHawk has also developed a 2G, 3G and 4G/LTE service assurance solution, based on iPro’s 1G and 10G wireline stream capture and M5’s deep protocol and KPI analysis, to focus on testing the core and radio access networks of a wireless telecommunications infrastructure. This offering is highly complementary to EXFO’s BrixCall, BrixNGN and BrixVision suite of highly scalable service assurance solutions for active and passive monitoring of the application layer on next-generation IP networks.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of Regulation 51-102 Not applicable.
ITEM 7:	Omitted Information Not applicable.
ITEM 8:
Executive Officer

For further information, please contact Mr. Pierre Plamondon, Vice-President Finance and Chief Financial Officer or Benoit Ringuette, General Counsel and Corporate Secretary at 418.683.0211.

ITEM 9:	Date of Report March 19, 2010

EXFO Announces Acquisition of Global Wireless Test Specialist NetHawk Oyj

•	NetHawk has built a strong portfolio of 2G, 3G and 4G/LTE wireless protocol analyzers and simulators over almost 20 years to assume No. 2 position in both product lines
•	Acquisition moves EXFO among top five suppliers in telecom test and service assurance and transforms company into a global force in the wireless segment
•	Deal expected to be neutral for remainder of FY 2010 and accretive in FY 2011

QUEBEC CITY, CANADA, March 12, 2010 — EXFO Inc. (NASDAQ: EXFO, TSX: EXF) announced today the acquisition of NetHawk Oyj (“NetHawk”), the second-largest provider of 2G, 3G and 4G/LTE protocol analyzers and simulators for wireless network equipment manufacturers (NEMs) and network operators, in an all-cash transaction estimated at €37.3 million for all outstanding shares on a fully diluted basis, or €27.6 million excluding NetHawk’s net cash.

EXFO entered into a purchase agreement to acquire 91% of NetHawk’s outstanding shares and will purchase the remaining shares pursuant to a statutory procedure under the Finnish Companies Act. An additional earn-out, based on sales over the next three years, could raise the total value of the transaction by €8.7 million.

NetHawk, headquartered in Oulu, Finland, brings to EXFO almost 20 years of wireless expertise and customer relationships. Key products consist of protocol analyzers for protocol development, network deployment, optimization and performance measurement as well as network simulators for load generation, regression and functional testing. Solutions cover a wide range of wireless technologies, namely 2G, 3G and 4G/LTE. It is estimated that NetHawk holds the No. 2 position for both protocol analysis and network simulation in terms of global market share, including a market-leading position in testing high-growth 4G/LTE networks.

NetHawk has also developed a 2G, 3G and 4G/LTE service assurance solution, based on iPro’s 1G and 10G wireline stream capture and M5’s deep protocol and KPI analysis, to focus on testing the core and radio access networks of a wireless telecommunications infrastructure. This offering is highly complementary to EXFO’s BrixCall, BrixNGN and BrixVision suite of highly scalable service assurance solutions for active and passive monitoring of the application layer on next-generation IP networks.

Frost and Sullivan, a global growth consulting company, forecasts the Protocol Analyzer and Network Monitoring Market for wireless networks will grow from US$595.2 million in 2008 to US$814.2 million in 2013. The LTE Test Equipment Market is expected to increase at a compound annual growth rate of 56.0% during this period. NetHawk’s total addressable market is currently estimated at US$610 million.

“This acquisition represents a defining milestone in EXFO’s near 25-year history, since it not only transforms us into a global force in wireless testing, but it also moves us among the top five suppliers in the telecom test and service assurance industry with more than 1,600 employees in 25 countries supporting in excess of 2,000 customers,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “NetHawk’s excellent positioning for the high-growth 3G and 4G/LTE test markets and strong customer relationships forged over almost 20 years underlie the rationale behind this deal. Joining forces makes the new EXFO far more relevant to global network operators and NEMs, as we can now offer one of the most advanced and complete product portfolios for both fixed and mobile networks. In a nutshell, I’m confident the whole is far greater than the sum of the parts and we intend to press forward on our long-term strategy to deliver growth in revenues and earnings. I’m pleased to welcome the entire NetHawk staff to the EXFO family.”

“We’re genuinely pleased to become a part of EXFO, a world-class organization which like NetHawk has a proven history of innovation and all-around execution,” said NetHawk CEO Hannu Huttunen. “EXFO’s global brand reputation and market presence, combined with our deep wireless knowledge and customer relationships, are sure to jointly carry us to new heights as the industry undergoes accelerated 3G deployment and LTE adoption to cope with explosive bandwidth demand largely created by smart phones.”

NetHawk posted revenue of €28.5 million and EBITDA of €4.2 million for the fiscal year ended December 31, 2009. (EBITDA is defined as net earnings before interest, taxes, depreciation and amortization). EXFO plans to retain NetHawk’s management, R&D, sales and marketing teams of approximately 370 employees mainly located in Finland, India and the United States. Revenue from NetHawk will be recognized as part of EXFO’s protocol business, under its Telecom Division.

The acquisition is expected to be neutral for the remainder of fiscal 2010 and accretive in fiscal 2011, excluding after-tax amortization of intangible assets and stock-based compensation costs.

Conference Call
EXFO will host a conference call today at 8:30 a.m. (Eastern time) to discuss the details of the NetHawk acquisition. To listen to the conference call and participate in the question period via telephone, North American and International callers can dial 1-416-981-9037. An audio replay of the conference call will be available one hour after the end of the event until 10:30 a.m. (Eastern time) on March 19, 2010. The replay number is 1-402-977-9141 and the reservation number is 21463032. The live audio Webcast and replay of the conference call will also be available at www.EXFO.com/investors.

Acquisition Microsite
EXFO has created a special microsite related to the NetHawk acquisition. It contains a video from Mr. Lamonde to various stakeholders, as well as other pages outlining the rationale, benefits and financials of the deal. Go to www.EXFO.com/NetHawk to gain access to all the details.

About NetHawk
Founded in 1991, NetHawk is one of the leading worldwide providers of analyzers, simulators and monitoring systems. NetHawk products and systems are used in the development and operation of telecommunications networks by leading communications equipment manufacturers and operators worldwide. NetHawk employs about 370 specialists who focus on the development, production, sales and marketing of testing tools for converging networks. Headquartered in Oulu, Finland, NetHawk has local offices in Sweden, Germany, France, India, Singapore, China, and the United States. In addition, a wide network of distributors ensures local service all over the world.

About EXFO
EXFO is a leading provider of next-generation test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The Telecom Division, which accounts for more than 90% of the company’s revenues, offers core-to-edge solutions that assess the performance and reliability of converged, IP fixed and mobile networks. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, xDSL, and various optical technologies accounting for an estimated 33% of the portable fiber-optic test market. The Life Sciences and Industrial Division provides solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. EXFO has a staff of approximately 1,600 people in 25 countries, supporting more than 2,000 customers worldwide. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including the effect of the worldwide recession and the length of the recovery on the telecom market for our customers and suppliers; fluctuating exchange rates and our ability to execute in these uncertain conditions; consolidation in the global telecommunications test, measurement and service assurance industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver Manager of Investor Relations, EXFO (418) 683-0913, Ext. 3733 vance.oliver@exfo.com
Maryse Brodeur Media Planner, EXFO (418) 683-0913, Ext. 3429 maryse.brodeur@exfo.com